EXHIBIT 99.1

Osisko Development Announces Closing of US$20 Million Metals Stream to Advance Tintic

MONTREAL, Sept. 26, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corp. (“Osisko Development” or the “Company”) is pleased to announce that Tintic Consolidated Metals, LLC ("TCM" or “Tintic”), an indirect wholly-owned subsidiary of the Company, has closed the previously announced metals stream with Osisko Bermuda Limited ("OBL") pursuant to a Metals Purchase Agreement dated August 12, 2022 (the "Stream Agreement"). All conditions to complete the Stream Agreement have been fulfilled, including TCM's receipt of the upfront payment of US$20 million from OBL which will be used to advance the development of Tintic. Pursuant to the Steam Agreement, effective as of May 29, 2022, OBL will receive 2.5% of the refined metal production from Tintic until 27,150 ounces of refined gold have been delivered, and thereafter OBL will receive 2.0% of the refined metal production from TCM. OBL will make ongoing cash payments to TCM equal to 25% of the applicable spot metal price on the business day immediately proceeding the date of delivery for each ounce of refined metal delivered pursuant to the Stream Agreement.

For more details on the metals stream with OBL, please refer to the Company's news release dated May 30, 2022.

About Osisko Development

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, U.S.A.

For further information about Osisko Development (NYSE:ODV; TSX-V:ODV), please visit www.osiskodev.com or follow us on Twitter @OsiskoDev

For further information about Osisko Development Corp., please contact:
Sean Roosen, CEO Telephone: (514) 940-0685 Email: sroosen@osiskodev.com	Jean François Lemonde, VP Investor Relations Telephone: (514) 299-4926 Email: jflemonde@osiskodev.com

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐ looking statements. Forward‐looking statements are not guarantees of performance. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐ looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be “forward looking information”. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions, regulatory framework; the ability of TCM and OBL to complete their obligations under the Stream Agreement; risks relating to exploration, development and mining activities; the global economic climate; and metal prices. Readers are urged to consult the disclosure provided (i) under the heading "Risk Factors" in the annual information form of the Company for the year ended December 31, 2021, as amended, and (ii) under the heading "Risks and Uncertainties" in the management's discussion and analysis of the Company for the year ended December 31, 2021, as amended, each of which has been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company’s believes the expectations conveyed by the Forward-looking Statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking Statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.